October 5,  2016

VIA EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

 Re:      Genesis Healthcare, Inc.

Form 8-K

Filed August 4, 2016

File No. 1-33459

Dear Mr. Pacho:

This letter is provided by Genesis Healthcare, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated September 23, 2016, regarding the Company’s above-referenced Current Report on Form 8-K.

For convenience of the Staff’s review, the comment contained in the Staff’s comment letter is set forth below and indicated in bold, followed by the Company’s response.

Exhibit 99.1

We note that you exclude lease expense from EBITDAR.  Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business.  See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company notes the Staff's guidance included in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 that certain non-GAAP adjustments may violate Rule 100(b) because they could cause the presentation to be misleading.  The Company respectfully submits that the exclusion of lease expense from its presentation of EBITDAR does not make its disclosure misleading.

The Company’s capital structure is such that substantially all (greater than 99%) of its inpatient facilities are either leased or subject to mortgage financing.  Leased facilities financed pursuant to operating leases incur and record lease expense, while facilities financed pursuant to capital leases or mortgage debt, incur and record interest expense and depreciation expense.

It is the Company’s belief that EBITDAR is a critical performance measure in understanding its business because it measures the operating performance of its businesses regardless of which method (leased or mortgage financed) is used to finance their acquisition, which varies significantly among its facilities and the facilities of its competitors.  EBITDAR in this regard allows users of its financial statements to assess the operating profit margin of the Company’s facilities as compared to the facilities of its competitors.  For this reason and the additional reasons noted below, it is the Company’s belief that EBITDAR is a critical performance measure in understanding its business, and its exclusion from its disclosures could be more misleading than its inclusion.

EBITDAR is commonly used by investors, research analysts, lenders, rating agencies and other stakeholders to estimate the enterprise value and credit profile of businesses in the post-acute healthcare industry, including the Company.  The Company also uses EBITDAR as a measure to estimate the value of businesses it targets for acquisition or divestiture.

The Company also uses EBITDAR in evaluating the operating performance of its operations because EBITDAR removes the impact of its capital structure (interest and lease expense) and its asset base (depreciation expense), the cost of which is outside the control of the employees responsible for operating its facilities.  It is for this reason the Company uses EBITDAR to evaluate the operating performance of individual business units and the employees responsible for business unit performance.  The Company also uses EBITDAR to determine the extent to which its employees have met financial performance goals, and therefore may or may not be eligible for incentive compensation awards.

Moreover, provisions in the Company’s lease and debt agreements contain financial covenants that are computed using EBITDAR and EBITDA.

The Company understands that companies in other industries, such as REITs, disclose certain non-GAAP measures that are specifically aligned with their business operations for similar reasons. As a consequence of these factors, the Company strongly believes its disclosure of EBITDAR, in addition to EBITDA, are critical financial performance measures necessary for investors and other users of its financial statements to facilitate performance comparisons and valuation analysis.  The Company has and will continue to accompany its presentation of EBITDAR with the comparable GAAP financial measures with equal or greater prominence, a reconciliation between those measures and disclosures that note the exclusion of lease expense from EBITDAR.

***

As requested in the Staff’s comment letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at 610-925-1124.

[Remainder of Page Left Blank Intentionally]

Very truly yours,

/s/ Thomas DiVittorio

SVP, CFO

cc:         Michael Sherman

General Counsel

Genesis Healthcare, Inc.